EXHIBIT 12.3

EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)	Six Months Ended June 30,	Year Ended December 31,
Earnings:	2018	2017	2016	2015	2014	2013
Net income	$(535)	$1,660	$1,407	$888	$1,450	$828
Income tax provision (benefit)	(542)	511	55	(27)	345	268
Fixed charges	778	1,598	1,440	1,284	1,206	1,012
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(14)	(15)	(14)	(14)	(15)	(16)
Total earnings	$(313)	$3,754	$2,888	$2,131	$2,986	$2,092
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$739	$1,543	$1,372	$1,218	$1,140	$942
Interest on capital leases	—	2	3	4	6	7
AFUDC debt	25	38	51	48	45	47
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	14	15	14	14	15	16
Total fixed charges	$778	$1,598	$1,440	$1,284	$1,206	$1,012
Ratios of earnings to fixed charges (1)	(0.40)	2.35	2.01	1.66	2.48	2.07

(1) The ratio of earnings to fixed charges indicates that an additional $1.1 billion of earnings would be required to reach a one-to-one ratio for the six months ended June 30, 2018.

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, "earnings" represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabilities.